EXHIBIT 99.1


(19) UNITED STATES PATENT
     McDermott

(11) PATENT NO.:  US 6,137,417
(45) DATE OF PATENT:  OCT. 24, 2000
--------------------------------------------------------------------------------

(54) PRESSURE MONITOR AND ALARM FOR COMPRESSION MOUNTING WITH COMPRESSED GAS STORAGE TANK

(76) Inventors: FRANCIS McDERMOTT; 11619 Lennox St., Yucaipa, Calif. 92399

(21) Appl. No.: 09/318,651

(22) Filed: May 24, 1999

(51) Int. Cl.(7) ..................................G08B 21/00
(52) U.S. Cl. ................. 340/626; 340/611; 128/202.22;
                               128/205.23; 137/557; 73/40.5 R
(58) Field of Search .......................... 340/626, 611;
                347/626, 632; 73/40.5 R; 137/557; 128/202.22,
                                                       205.23

(56) REFERENCES CITED

                             U.S. PATENT DOCUMENTS

4,176,617 * 12/1979   Pilipski .................................    116/70
4,536,756 *  8/1985   DePasquale et al. ........................   340/626
4,800,373 *  1/1989   Mayz .....................................   340/626
4,990,894 *  2/1991   Loescher et al. ..........................   340/573
5,040,477 *  8/1991   Schiffmacher .............................    116/70
5,057,822 * 10/1991   Hoffman ..................................   340/611
5,357,242 * 10/1994   Morgano et al. ...........................   340/626
5,542,287 *  8/1996   Powers ................................... 73/40.5 R
5,868,162 *  2/1999   Dickerson, Jr. ...........................   137/557
5,893,944 *  4/1999   Dong .....................................    96/114

PRIMARY EXAMINER - Edward Lefkowitz
ATTORNEY, AGENT, OR FIRM - Donn K. Harms

(57)                               ABSTRACT


A warning device configured for removable mounting in combination with a high pressure gas cylinder and a regulator used to regulate the high pressure gas supplied by the cylinder. The device compression mounts between the regulator and tank outlet on conventional portable oxygen and gas supply systems using a specially configured manifold. The device features one or a combination of alarms, from a group including audio, visual, electronic, and remotely transmitted alarms. These alarms are activated by a pressure switch monitoring the remaining supply in the gas cylinder through a conduit the manifold. The alarm signal from the device alerts the user, or a third party monitoring the user, of current tank pressure or will sound an alarm when remaining high pressure gas inside the gas cylinder drops below a predetermined level.

                           20 CLAIMS, 3 DRAWING SHEETS


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U.S. PATENT     OCT 24, 2000       SHEET 1 OF 3                       6,137,417



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                                    FIGURE 1



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                                    FIGURE 2



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U.S. PATENT     OCT 24, 2000       SHEET 1 OF 3                       6,137,417



                              [picture with (#)'s]

                                    FIGURE 3



                              [picture with (#)'s]

                                    FIGURE 4



                              [picture with (#)'s]

                                    FIGURE 5



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U.S. PATENT     OCT 24, 2000       SHEET 1 OF 3                       6,137,417



                              [picture with (#)'s]

                                    FIGURE 6



                              [picture with (#)'s]

                                    FIGURE 7

                         PRESSURE MONITOR AND ALARM FOR
                            COMPRESSION MOUNTING WITH
                           COMPRESSED GAS STORAGE TANK

                           BACKGROUND OF THE INVENTION

     1. Field of Invention

     The present invention relates to pressure sensing equipment for use with cylinders and tanks which hold compressed gas for dispersion under a lower and regulated pressure. More particularly, it relates to a device configured for removable mounting in combination with a portable high pressure gas cylinder and a regulator used to regulate the high pressure gas supplied by the cylinder. Such portable gas tanks or cylinders are commonly used to provide a portable oxygen supply to a user requiring such. The device features one or a combination of alarms, from a group of alarms including audio, visual, electronic, and remotely transmitted alarms. The alarm signal from the device alerts the user, or a third party monitoring the user, when remaining high pressure gas inside the gas cylinder drops below a predetermined level.

     2. Prior Art

     Cylinders and tanks containing pressurized gasses are used throughout the industrialized world in industry and medicine, the military, aviation, and other instances where a constant supply of regulated gas is required. Such pressurized tanks conventionally are made from high tensile strength material such as steel, aluminum, or resin impregnated fiberglass fibers as they must contain gases inside under extremely high pressures. The gas contained in such cylinders can range from 20 cubic feet to 300 cubic feet or more at pressures as high as 2500 pounds per square inch.

     It is desirable to monitor internal tank pressure of the supply cylinder to continually ascertain the remaining usable gas supply in the canister. This is especially true in the case of portable oxygen supply tanks used in medical, aviation, emergency, and other situations as the life of the user may depend upon a constant supply of oxygen for breathing.

  Currently, in conventionally used devices, internal tank pressure is monitored by a mechanical gauge, which is attached to a conventional regulator used to reduce incoming high pressure from the tank to useable pressures for the patient to breathe or for industrial uses such as welding. The embodiments of the device disclosed herein are directed at an improved supply tank gas pressure monitoring system using one or a combination of audible alarms, visual alarms, or electronically transmitted, warnings about low pressure and diminishing reserves in the supply tank.

     The improved pressure alert system features flashing lights to visually warn of lower than desired pressure. Additionally, an audible buzzer alarm may be employed to alert the user with poor sight or poor attention, to the lowering of pressure below the predetermined level. Further, an optional radio, infrared, or a similar transmitter, can update a central station, computer, or other device configured to receive the digital or analog information regarding remaining pressure which is transmitted by the on board microprocessor communicating through the transmitter.

     Conventionally used air tank pressure gauges currently feature a regulator for lowering and regulating internal tank pressure to useable levels combined with a mechanical gauge that displays remaining internal tank pressure. Such regulators need to be quickly connected and disconnected especially when a user is breathing the tank gas, as in the case of a portable oxygen tank used to aid breathing. These supply tanks conventionally feature a compression fitting that seals between the tank outlet aperture and a regulator inlet aperture once compressed in an operative mounting by a compression clamp that is secured around the neck of the tank. A sealed conduit from the tank through the regulator to the user's mask is thereby achieved. The compression clamp used to removably mount the regulator to the tank operates using a handle or other manner of compression to compress the regulator toward the outlet aperture from the tank. A seal is formed between the inlet aperture of the regulator and the outlet aperture of the tank forming a communicating conduit between the two. This mode of attachment provides for easy attachment and detachment of the regulator from the supply tank when a tank change is needed to renew the available gas supply to the user.

     This mode of operation, while quick for the user, also has its drawbacks. This is especially true when it comes to communicating remaining tank pressure to the user and to others who would have a prime interest in knowing the remaining tank pressure and thus the remaining volume of compressed gas available for use.

     Pressure gauges now conventionally attached to a port in the regulator communicating with the high incoming pressure from the tank, can be hard to read by users with poor eyesight. Such gauges can also be hard to understand for those who are not technically oriented, or do not know what a safe operating pressure actually is for the supply tank or cylinder.

     Users in need of oxygen to breathe properly, frequently wear a mask to communicate oxygen from the supply tank to their nose and/or mouth for breathing. Such users may be of ill health from a pulmonary or cardiovascular disease and severely dependent upon a reliable and continued oxygen supply. Other users dependent upon a constant and reliable supply of oxygen include aircraft pilots, fireman and emergency personnel, and military and industrial users. It is therefor imperative that such users comprehend when the remaining tank pressure of the supply tank and volume of gas therein available for breathing, drops below a point deemed prudent. To allow the pressure to dissipate entirely in a medical or emergency situation would risk the user's life support provided by the supply of oxygen. Failure to maintain adequate supplies of oxygen and other gases in industrial and military situations can be costly in time and money from resulting downtime.

     The most dependent users of such oxygen supplies are generally health impaired, aged, and/or not technically oriented. The tendencies of such individuals to misinterpret the conventional gauge, or fall asleep while using the oxygen mask, are therefor greatly increased. Other users in emergencies or industrial situations may not be as attentive to the remaining oxygen supply in the tank due to distractions on the job during use of the supply tank. Consequently, a simple and easy to it understand system, to warn such users of impending depletion of the gas supply, would be of great benefit. Additional benefit would be derived in situations where third parties who monitor the remaining tank supply of the users. This benefit is provided by the audible, and visual alarms on the device along with the remote monitoring capabilities of the device decreasing the level of attentiveness required to monitor the continuing diminishing air supply in the supply tank. With such a visual, audible, or transmitted alarm, to warn monitoring parties of the dangerous condition that has occurred once tank pressure has dropped below a prudent level, the person monitoring the supply available to the user may be confident that a short lapse of attention in constantly monitoring a mechanical gauge, will no longer cause drastic consequences.

  Industrial users of compressed gas would also benefit from such a remote warning device that is easily attachable and detachable to a tank and regulator using conventional mounting brackets and fittings. Welders in need of constant supplies of oxygen, acetylene, and in some cases nitrogen gas supplies, would be better able to concentrate on their work with the knowledge that they will be alerted audibly and visually to tank pressure drops below what is considered operational.

  Further, if fitted with a radio, infrared, or other style transmitter, that transmits information concerning remaining tank pressure to a receiving station, supply cylinders that have reached a predetermined level to low to be considered acceptable, would immediately activate a remote alarm or signal. This would allow a central monitoring station in a town or in a hospital or other venue with large numbers of tanks in use, to be immediately informed when a supply tank is reaching critical level. One person could monitor many such supply tanks remotely, and can dispatch someone to replace or recharge tanks that have reached a dangerous or low level.

  The device herein disclosed can also be configured whereby the on board transmitter is activated by a remote signal from a central monitoring station, to transmit the remaining tank pressure in the supply tank. In airports, hospitals, and industrial and military uses, a single monitoring station could thus monitor the remaining gas levels in hundreds of supply tanks, thus allowing for better inventory maintenance and replacement of depleted supply tanks.
  Prior art has attempted to address some of the aforementioned problems and solutions but without great success.

  U.S. Pat. No. 4,176,617 (Pilipski) teaches a low pressure alarm to monitor pressure in containers. However, Pilipski is a complicated array of conduits, offers no manner for easy mounting of the device in a compressed gas circuit for easy removal and remounting, nor does it provide any visual alarm to the hearing impaired or sleeping users.

  U.S. Pat. No. 5,040,477 (Shiffmacher) provides for an audible alarm to warn of dwindling air supplies in a portable compressed air tank. However Shiffmacher is designed for threaded engagement with a tank and contains numerous springs and valves that can malfunction. It is thus not easily incorporated for mounting and dismounting with the millions of conventional compression clamp style devices currently in use. Further, it offers no visual alarm nor remote signaling options.

  U.S. Pat. No. 5,057,822 (Hoffman) addresses the issue of a warning of low pressure in a pressurized gas system servicing a plurality of patients in a hospital or other setting. Hoffman however is designed for permanent mounting in the system and is not easily mounted and dismounted on the millions of portable units using a compression clamp style fitting to access the internal air supply through a regulator.

  As such, there exists a need for an easily and inexpensively manufactured multi functional warning system which is easily mounted and dismounted from the millions of conventionally used pressurized tanks which employ a compression clamp mount of the regulator to the tank. Such a device should offer a plurality of alarm modes such that those with poor eyesight Could be warned of a problem with a bright blinking light. Such a device should also offer an audible alarm to awaken sleeping or inattentive users to the impending pressure drop below functional norms. Such a device should also be capable of optionally transmitting actual pressure when queried from a remote location or automatically if tank pressure drops below norms.

                            SUMMARY OF THE INVENTION

     Applicants' device is an easily manufactured and utilized apparatus, which provides users of compressed air tanks, a warning of any impending or actual drop of internal tank pressure below a predetermined level. The device is especially useful for those who are inattentive, visually or technically impaired as it initiates an alarm once tank pressure communicated to the device reaches a predetermined level.

     The device features a manifold that is capable of operative engagement with millions of conventional pressurized tanks which use a compression clamp to removably mount a regulator in operative engagement with a tank of pressurized gas. The manifold is configured to allow of inclusion into this operatively connected tank and regulator mating without any modification to either the tank, the clamp, or the regulator. Consequently, it would be immediately available to millions of users worldwide.

     The manifold features a tank aperture that mates with the lank outlet aperture. The lank aperture communicates through the manifold to the other side which is configured to operatively engage a conventional regulator. The tank, the regulator, and the manifold, can thereafter be operatively engaged in a sealed relationship by the attachment of a conventional compression clamp thereto in the conventional fashion. A conduit communicates through the body of the manifold from the tank aperture to a chamber at the end distal to the engagement with the tank. The chamber is configured for an operative sealed engagement with a conventional electronic pressure gauge that monitors tank pressure communicated thereto through the conduit in the body communicating with the supply tank.

     The pressure switch is a conventional electronic pressure gauge that features a pressure switch which mechanically or electronically completes an electrical circuit once pressure is read at a predetermined level. Such devices conventionally use an electronic pressure sensitive plate or a translating member that activates a variable current from a battery through the device to a receiver in the electronic gauge. A digital display in the pressure switch may optionally be provided which will continually indicate in numerals on an electronic display, the remaining supply tank pressure. Once a predetermined pressure level is communicated to the pressure switch from the tank, a mechanical or electronic switch activates and completes the circuit from the battery that operates one or a combination of a group of devices consisting of a visual alarm, an audible alarm, or a transmitter which communicates the alarm to a remote monitoring site.

     The unique design of the disclosed device also provides for the easy inclusion immediately into millions of conventional tank and regulator combination devices attached together by a compression clamp. The device can thus be immediately used to provide real time audio and visual warnings of diminishing oxygen supply to persons dependent on lank supplied oxygen. It can also be used to improve industry efficiency with the provision of better inventory control using the advance warnings of low gas supplies provided by the device.

     An object of this invention is to provide a warning device for low pressure in a compressed gas cylinder that is easily mounted to conventional mounting clamp style systems without modification to existing tank and regulator components.

     Another object of this invention is to provide additional safety to the user, and an alert to third parties who might be monitoring the user, through the provision of an audible alarm that will alert the inattentive to the lowered tank pressure.

     A further object of this invention is the provision of a highly visible alarm to alert users and third parties of a tank pressure drop below norms. An additional object of the invention is to provide for remote monitoring of supply tank pressure remaining in real time, either automatically or when queried from the remote monitoring site.

     Further objects of the invention will be brought out in the following part of the specification, wherein the detailed description is for the purpose of fully disclosing the invention without placing limitations thereon.

                      BRIEF DESCRIPTION OF DRAWING FIGURES

     FIG.1 is a side view of the compression mounted warning device herein disclosed, in operative engagement with a conventional pressurized gas tank.

     FIG. 2 is a perspective view of the compression mounted warning device showing the manifold mounted to the alarm.

     FIG. 3 is side cut away view of the manifold showing the conduits for communicating high pressure from the tank.

     FIG. 4 is a top view of the manifold showing the regulator engagement and the groove mount for the alarm case.

     FIG. 5 is a cut away side view of the alarm casing showing the internal components.

     FIG. 6 depicts a typical electronic pressure sensing device.

     FIG. 7 depicts a typical mechanical pressure sensing device.

                           DETAILED DESCRIPTION OF THE
                                    PREFERRED
                          EMBODIMENTS OF THE INVENTION

     Referring now to the drawing FIGS. 1-7, specifically FIG. 1 depicts a side view of the compression mounted warning device 10 herein disclosed in operative engagement with a conventional pressurized gas tank.

     The device features a manifold that is capable of operative engagement with the regulator and the orifice at tank outlet orifice. A conventionally used compression clamp is used to operatively engage the device and the regulator with gas outlet and the tank outlet orifice in an operative engagement while still providing for a removable mount of the devices, to the tank outlet orifice by removal of the compression clamp. The device is configured to allow for inclusion into this operatively connected tank outlet orifice and regulator mating, without any modification to either the tank outlet orifice, the clamp, or the regulator. Extra clearance for the clamp may be optionally provided by slots in the manifold exterior if needed. Consequently, the device is easily mounted to millions of such devices currently in use without modification thereto using the conventional clamp tightened thereon in the conventional fashion using handle to increase or decrease pressure from compression screw on the regulator and tank. The device being configured for operational and sealed engagement by a compression fit between the regulator and tank, is easily attached to conventional portable oxygen supply tanks and devices featuring a similar compression mounting scheme for the regulator to the tank.

     The manifold features a tank aperture that mates with the tank outlet orifice used on conventional compressed gas tanks. Registration pins are situated on the device and adjacent to the tank outlet orifice to cooperatively engage pin apertures on the device and the regulator to maintain registration of the device the regulator and the tank when connected to each other. The tank aperture communicates through the manifold to the first side to a second side. The first side of the manifold is configured with a tank mount to operatively engage the tank outlet orifice in a sealed relationship when compressed thereon.

The second side of the manifold is configured with a regulator mount to operatively engage a conventional regulator in a sealed relationship when in an operational compression mounting therewith. The outlet orifice of the tank, the regulator is, and the manifold, can thereby be operatively engaged, in a sealed relationship, to allow communication of compressed gas from the tank interior, through the tank aperture communicating through the manifold to the regulator, by the attachment of a conventional compression clamp thereto in the conventional fashion and using conventional rubber or silicone seals where needed. The regulator thus mounts and operates in a normal fashion, without modifications, when used in combination with the device and the tank.

     A conduit communicates through interior of the manifold. The conduit is drilled through the top of the manifold traveling axially therethrough, and is sealed in a conventional fashion using screw. The conduit thereby communicates gas pressure from the tank aperture and communicating tank to a tank pressure sensing chamber at an intersection conduit and sensing chamber at the end of the manifold distal to the engagement with the tank and regulator. The lank pressure sensing chamber is configured for an operative sealed communication with a conventional electronic pressure switch, which monitors tank pressure communicated thereto through the conduit in the manifold, when the device is operatively engaged with the tank. On such tanks there is conventionally mounted a valve that will interrupt the communication of gas to the tank outlet orifice when closed. This valve must be open to allow communication of gas from the tank through the manifold to the regulator. When the tank valve is thus open, the tank pressure sensing chamber communicates with the conduit formed between the tank and regulator thereby allowing a gauging of communicated tank pressure by the pressure switch.

     The pressure switch may be a conventional electronic pressure activated switch that causes the activation of a switching means such as an electronic switch and completes an electrical circuit running from an electric power source such as a battery using contacts in the conventional mounting and wiring fashion for such devices. When pressure communicated from the supply tank drops below a certain preset pressure level, an electronic pressure plate communicates to the processor which senses this drop, and completes the electrical circuit by activating the electronic switch which provides power to an alarm means. Generally a microprocessing device mounted in the 0 pressure switch receives the data from the pressure plate and determines when to activate the communicating electronic switch. This embodiment is also capable of communicating current tank pressure on a continual basis.

     The pressure switch may also be a conventional mechanical style switch which typically uses adjustable biasing means such as springs to bias a translating member to keep attached electrical contacts out of contact with stationary contacts. They remain out of contact until a certain predetermined pressure in the tank drops below a level whereby the translating member laterally translates to allow contact and complete the circuit.

     Other types of pressures sensitive switch devices are also commercially available including variations of the afore-mentioned electronic and mechanical devices herein described. Use of such other switch devices is anticipated depending on the application for which the device is intended, so long as the pressure switch, once a predetermined pressure level is communicated thereto from the tank, communicates that data and causes an alarm means to activate.

     The alarm means, in the best mode of the device herein disclosed, features one or a combination of devices from group of devices including an audible buzzer, a visual warning light, or a transmitter configured to transmit tank pressure information to a remote receiver configured to receive and process such information. In the case of transmitter a microprocessor and on board memory may be necessary to configure the pressure information electronically and transfer it to the remote receiver on demand or when the predetermined low pressure threshold is reached. Currently that threshold is approximately 500 psi but this can be adjusted for the application.

     The pressure switch in the current best mode is threadably engaged with the sensing chamber to achieve a sealed engagement therewith and to allow for testing and calibrations prior to the attachment of the cover to the manifold. Calibration and delayed attachment of the cover would be provided by the cover in the current best mode being configured to slidably engage a cover mount formed by two ribs about the exterior of the manifold thereby allowing the cover to be slidably mounted upon the manifold after the pressure switch is mounted to the manifold. The pressure switch could also be press fit, or compression mounted to the manifold as could the cover be mounted in different fashions with screws or bands and those skilled in the art will recognize such other means of attachment of the pressure switch in an operative sealed communication with the sensing chamber in the manifold, and the cover to the manifold, and such are anticipated.

     Connection of the electrical power supply from the battery, to one or combination of warning means devices such as the audible buzzer and/or the warning light and/or the transmitter, would be handled in the conventional fashion, using wiring, which is loose or on printed circuit boards or it combinations thereof.

     The warning fight works best using a fight emitting diode (LED) due to the low current draw of such devices allowing for longer battery fife. Also, an LED would be the best mode to provide a power light could be included in the device to show that the device is activated. Activation and deactivation of the device is accomplished using the conventional switching means such as an on/off switch. When activated, the on/off switch would allow current from the battery to reach the warning means devices through the pressure switch 36 when the pressure switch allows such communication therethrough. The power light would of course, will always be illuminated when the switch is in the on position.

     The transmitter would be of conventional design and would also have internal circuitry, memory, and microprocessors sufficient to receive and interpret data communicated from the pressure switch and thereon transmit the data to a remote receiver. A broadcasting means such as an antenna for radio waves or an infrared transmitter, which broadcasts data using inferred light, would be provided and attached to the transmitter in a conventional fashion, to broadcast transmissions of data from the transmitter to a remote receiver configured to receive the transmissions. This transmission optionally may be accomplished using polling, wherein the remote receiver polls the transmitter which responds with current data regarding the tank pressure and usage. If the pressure switch used is capable of variable pressure readings, then current pressure can also be transmitted instead of just a warning when pressure drops below a predetermined level.

     Alternatively, the device, using this pressure switch with variable pressure reading output, can be set to automatically transmit to the remote receiver, current information concerning current remaining lank pressure and/or usage of the air supply in the tank. Or, the device could be configured to have the transmitter relay tank pressure data for one or combinations of purposes to fit the circumstances in which the device is to operate, including reporting at predetermined time spans, reporting when polled by a remote receiver to respond, reporting when a threshold low pressure is reached, or reporting when current usage of the air supply from the tank, indicates a lack of the anticipated consumption by the user.

     In this fashion, the supply of gas in a large number of tanks such as a hospital, or airport, even in a large geographical area such as a city, could be monitored from a remote location by a single person. The monitoring person or even a computer set to respond to various data stimuli, would then dispatch new supply tanks to prior to their anticipated need by users. Further, individuals using oxygen such as the elderly or firemen, could be immediately checked upon for well being should data transmitted from the device indicate a lack of use or lower than anticipated use by those individuals. Such a lack of anticipated consumption would occur if for some reason a fireman could not gel to his air mask, or an elderly person had trouble hooking the device on their face or if they fell out of reach of the device and could not get back up. Valuable time would thereby be saved by the dispatch of help to the person in need.

     While all of the fundamental characteristics and features of the pressure monitor and alarm for compression mounting with a compressed gas storage tank have been shown and described, it should be understood that various substitutions, modifications, and variations may be made by those skilled in the art without departing from the spirit or scope of the invention. Consequently, all such modifications and variations are included within the scope of the invention as defined by the following claims. What is claimed is:

     1. A pressure monitoring device for attachment to conventional compression sealed tank and regulator systems:

an elongated manifold, said manifold having a first side and a second side, a mounting end, and a second end distal to said mounting end;

an orifice communicating through said manifold at said 60mounting end from said first side to said second side;

a chamber formed inside said second end of said elongated manifold, said chamber having a mounting aperture communicating between said chamber and the exterior of said elongated manifold;

a conduit, said conduit axially communicating though said manifold, said conduit providing communication between said chamber and said orifice; an electrical power means;

an alarm means, said alarm means activated when electrical power from said power means is communicated thereto;

a pressure sensing means communicating with said chamber in a sealed engagement with said mounting aperture, said pressure sensing means communicating information concerning pressure level in said chamber to a switching means communicating with said pressure sensing means;

said switching means communicating electrical power from said electrical power means to said alarm means when a predetermined pressure level is reached in said chamber and communicated to said switching means from said pressure sensing means;

said orifice configured at said first side and said second side for an operative connection in a compression mounting between an outlet of a tank of compressed gas, and an inlet of a regulator, and providing communication therebetween; and

whereby a sealed communication through said orifice between said outlet of said tank and said chamber and said inlet of said regulator may be achieved when said mounting end is operatively compression mounted in combination with said regulator and said tank.

     2. The device as claimed in claim 1 additionally comprising an activation switch said activation switch having an off position wherein electrical power from said electrical power means is disconnected from said switching means and an on position wherein power from said electrical power means is communicated to said switching means.

     3. The device in claim 2 additionally comprising a first light means which is illuminated when said activation switch is in said on position.

     4. The device in claim 1 wherein said alarm means comprises one or a combination of alarms from a group consisting of and audible alarm, a visual alarm, or a transmitter for broadcasting an alarm to a remote location.

     5. The device in claim 4 wherein said audible alarm is a buzzer.

     6. The device in claim 4 wherein said visual alarm is a light emitting diode.

     7. The device in claim 4 wherein said transmitter broad-casts said information concerning pressure level to a remote receiver using radio waves.

     8. The device in claim 4 wherein said transmitter broad-casts said information concerning pressure level to a remote receiver using inferred light.

     9. The device in claim 4 wherein said transmitter is activated to transmit said information concerning pressure level to a remote receiver by said remote receiver.

     10. The device in claim 1 wherein said sealed engagement between said pressure sensing means and said mounting aperture is achieved using cooperatively engaging threads positioned said pressure sensing means and said mounting aperture.

     11. The device in claim 1 wherein said pressure sensing means is a mechanically operated pressure sensing device which activates said switching means when said predetermined pressure level is reached.

     12. The device in claim 1 wherein said pressure sensing means is electronic pressure sensing device which activates said switching means when said predetermined pressure level is reached.

     13. The device in claim 1 wherein said tank is a portable oxygen tank.

     14. The device in claim 1 configured to fit in between a said tank and said regulator, wherein said regulator and said tank are operatively compression mountable upon either side of the device using a compression clamp that compresses the regulator toward the tank and the tank toward the regulator.

     15. The device claim 7 wherein said pressure sensing means continually communicates said information concerning pressure to said transmitter which transmits said information concerning pressure level to said remote receiver.

     16. The device in claim 1 additionally comprising a cover, said cover configured for cooperative engagement with a mount on the exterior of said manifold.

     17. The device in claim 16 wherein said alarm means so mounts upon said cover.

     18. The device in claim 2 additionally comprising a cover, said cover configured for cooperative engagement with a mount on the exterior of said manifold, wherein said alarm means and said activation switch mount to said cover.

     19. The device in claim 3 additionally comprising a cover, said cover configured for cooperative engagement with a mount on the exterior of said manifold, wherein said activation switch, said first light means, and said alarm means, mount to said cover.

     20. The device in claim 1 wherein said pressure sensing means is electronic pressure sensing device which activates said switching means when said predetermined pressure level is reached and thereby activates one or a combination of a light and a buzzer, and said pressure sensing means continually communicates said information concerning pressure to said transmitter which transmits said information concerning pressure level to said remote receiver.

                                   * * * * *